Exhibit 99.2

VOTE ON INTERNET Go to http://www.vstocktransfer.com/proxy Click on Proxy Voter Login and log-on using the below control number. Voting will be open until 11:59 p.m. Eastern Time on November 8, 2026. CONTROL # VOTE BY MAIL * SPECIMEN * 1 MAIN STREET ANYWHERE PA 99999-9999 Mark, sign and date your proxy card and return it in the envelope we have provided. VOTE IN PERSON If you would like to vote in person, please attend the Extraordinary General Meeting to be held on November 10, 2026 at 10:00 a.m Singapore Time (November 9, 2026 at 9 p.m. Eastern Time) at Unit 11-03, ABI Plaza, 11 Keppel Road, Singapore. Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope. Extraordinary General Meeting of Shareholders - NetClass Technology Inc DETACH PROXY CARD HERE TO VOTE BY MAIL THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR" ALL LISTED PROPOSALS. 1.As an ordinary resolution, to approve a share consolidation of all of the Company’s issued and unissued Class A ordinary shares of a par value of US$0.0125 each (the “Class A Ordinary Shares”) and Class B Ordinary Shares, par value US$0.0125 each (the “Class B Ordinary Shares”), at a ratio of ten (10)-for-one (1), such that every ten (10) Class A Ordinary Shares of a par value of US$0.0125 each be consolidated into one Class A ordinary share of a par value of US$0.125 each, and every ten (10) Class B Ordinary Shares of a par value of US$0.0125 each be consolidated into one class B ordinary share of a par value of US$0.125 each (the “Share Consolidation”), and the rounding up of any fractional shares resulting from the Share Consolidation to the nearest whole ordinary share, which shall take effect on November 20, 2026, and upon the Share Consolidation becoming effective, the authorized share capital of the Company shall be changed: FROM: US$10,000,000 divided into 800,000,000 ordinary shares of a par value of US$0.0125 each, comprising (a) 760,000,000 Class A Ordinary Shares of a par value of US$0.0125 each and (b) 40,000,000 Class B Ordinary Shares of a par value of US$0.0125 each. TO: US$10,000,000 divided into 80,000,000 ordinary shares of a par value of US$0.125 each, comprising (a) 76,000,000 Class A Ordinary Shares of a par value of US$0.125 each and (b) 4,000,000 Class B Ordinary Shares of a par value of US$0.125 each. The Company's board of directors (the “Board”) is authorized to do all other such acts and things as the Board of directors considers necessary or desirable for the purposes of the transactions contemplated by the share consolidation, including instructing the registered office provider or transfer agent of the Company to complete the necessary corporate record(s) and filing(s) to reflect the share consolidation. FOR AGAINST ABSTAIN 2. By a special resolution, subject to and conditional upon approval by the shareholders of Proposal One, to adopt the fifth amended and restated memorandum and articles of association of the Company in the form attached as Appendix A to the proxy statement accompanying this notice in substitution for and to the exclusion of the existing fourth amended and restated memorandum and articles of association of the Company, to reflect the Share Consolidation (the “Adoption of the Fifth Amended and Restated M&AA”). FOR AGAINST ABSTAIN 3. By an ordinary resolution, to adjourn the EGM to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of Proposal One and Proposal Two (the “Adjournment”). FOR AGAINST ABSTAIN Date Signature Signature, if held jointly ________________ ________________________ ________________________ Note: This proxy must be signed exactly as the name appears hereon. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by an authorized person. To change the address on your account, please check the box at right and indicate your new address. * SPECIMEN * AC:ACCT9999

NETCLASS TECHNOLOGY INC EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON NOVEMBER 10, 2026 AT 10:00 AM SINGAPORE TIME (NOVEMBER 9, 2026, 9:00 PM EASTERN TIME) IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE MEETING OF THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF THE COMPANY Material for this Meeting is available online at: https://ir.netclasstech.com/secfilings DETACH PROXY CARD HERE TO VOTE BY MAIL THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS. The shareholder(s) hereby appoint(s) Mr. Jianbiao Dai as proxy, with the power to appoint his substitute, and hereby authorize(s) them to represent and to vote, as designated on the reverse side of this ballot, all of the Class A ordinary shares and Class B ordinary shares of NETCLASS TECHNOLOGY INC that the shareholder(s) is/are entitled to vote at the extraordinary general meeting of shareholders of Class A ordinary shares and Class B ordinary shares to be held on November 10, 2026 at 10:00 a.m. Singapore Time (November 9, 2026, 10:00 p.m. Eastern Time) in person only at Unit 11-03, ABI Plaza, 11 Keppel Road, Singapore, and any adjournment or postponement thereof. This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations. PLEASE INDICATE YOUR VOTE ON THE REVERSE SIDE (Continued and to be signed on Reverse Side)